Filed Pursuant to Rule 433
Registration Statement Number 333-133876
May 10, 2006
Final Term Sheet

Issuer:	Pulte Homes, Inc.

Guarantors:	Pulte Home Corporation
Del Webb Corporation
and the Issuer’s wholly-owned homebuilding
subsidiaries in the United States

Issue of Securities:	7.375% Senior Notes due 2046

Denomination:	$25.00 (each $25.00 principal amount “a note”)

Aggregate Principal Amount:	$150,000,000 (6,000,000 notes)

Over-Allotment Option:	900,000 notes

Coupon:	7.375% per annum, accruing from May 17, 2006

Interest Payment Dates:	Quarterly on June 1, September 1, December 1
and March 1, beginning on September 1, 2006

Maturity:	June 1, 2046

Redemption:	Pulte may redeem the notes, in whole or in
part, at any time on or after June 1, 2011 at a
redemption price equal to 100% of the principal
amount redeemed plus accrued and unpaid
interest to the redemption date.

Settlement Date:	May 17, 2006 (T+5)

CUSIP Number:	745867200

Public Offering Price:	$25.00 per note; $150 million total (not
including over-allotment option)

Proceeds to Pulte before expenses:	$145,275,000 total

Book-Running Manager:	Wachovia Capital Markets, LLC

Co-Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.